SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, California 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 59,853 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 59,853 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,748 shares of Common Stock underlying options)
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,270,077 shares of Common Stock (including 2,724 shares of Common Stock underlying unvested Restricted Stock Units and 14,784 shares of Common Stock underlying options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	SCHEDULE 13D/A	Page 5 of 8 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 5 (a) – (c), 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 24, 2022, Voce Capital Management, on behalf of the Voce Funds, entered into a purchase agreement (“the Purchase Agreement”) with the Issuer for the purchase of $10 million in aggregate principal amount of the Issuer’s 2.25% Convertible Senior Notes due 2028 (the “2028 Notes”). The 2028 Notes will have the terms set forth on Exhibit A to the Purchase Agreement and will be issued pursuant to an indenture between the Company and U.S. Bank Trust Company, National Association, as Trustee, to be dated as of the as of the closing date of the transactions contemplated by the Purchase Agreement, which is anticipated to be May 27, 2022. The Purchase Agreement provides customary registration rights to Voce Capital Management with respect to the 2028 Notes, the shares of Common Stock issued or issuable upon conversion of the 2028 Notes, and any other shares of Common Stock issued or issuable to the Voce Funds as of date of filing of the registration statement.

Concurrently with the transactions contemplated by the Purchase Agreement, the Issuer is conducting a $200 million Rule 144A offering of the 2028 Notes to persons reasonable believed to be qualified institutional buyers (the “Rule 144A Offering”). The Issuer also granted the initial purchasers an option to purchase an additional $30 million in aggregate principal amount of the 2028 Notes. The closing of the transactions contemplated by the Purchase Agreement is subject to customary closing conditions and is conditioned on the closing of the Rule 144A Offering.

The 2028 Notes are general senior, unsecured obligations of the Issuer and will mature on June 1, 2028, unless earlier converted, repurchased or redeemed. The 2028 Notes will bear interest at a rate of 2.25% per year. Interest on the 2028 Notes will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2022.

Holders of the 2028 Notes may convert all or any portion of their 2028 Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date, provided that certain convertibility conditions are met. The conversion rate will initially be 18.9860 shares of Common Stock per $1,000 principal amount of the 2028 Notes (equivalent to an initial conversion price of approximately $52.67 per share of Common Stock) and is subject to adjustment as described in the Purchase Agreement. Upon conversion of the 2028 Notes, the Issuer may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Issuer’s election. Accordingly, the Reporting Persons do not beneficially own any shares of Common Stock that may be issued upon conversion of the 2028 Notes at this time.

The foregoing description of the Purchase Agreement and terms of the 2028 Notes does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement which is attached as Exhibit 4 of this Amendment No. 1.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Amendment No. 1 are based upon

18,163,389 shares of Common Stock outstanding as of May 6, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2022, filed with the Securities and Exchange Commission on May 10, 2022.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	On May 19, 2022, as reported on the Form 4 filed by Mr. Plants on May 23, 2022, 2,043 performance share units held by Mr. Plants vested. Other than as disclosed herein, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement was attached as Exhibit 1 to the Schedule 13D and is incorporated by reference herein.

Mr. Plants holds 27,105 restricted stock units (“RSUs”) each representing one share of Common Stock. Of such RSUs, 24,381 have vested. The remaining 2,724 RSUs vest according to the following schedule: 1/3rd of the RSUs vest on May 19, 2023 and May 19, 2024, subject to Mr. Plants’s continued service to the Issuer through each such date. Mr. Plants has a total of 20,707 performance share units which vest based on certain selected performance targets.

Mr. Plants has also been awarded options that are exercisable into a total of 14,748 shares of Common Stock. The options have a strike price of $33.45 and an expiration date of February 20, 2029. One-fourth of the shares subject to the option shall vest on February 20, 2023, and 1/4 of the shares subject to the option shall vest each month thereafter, subject to Mr. Plants continuing his service through such date.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
4	Purchase Agreement, dated May 24, 2022.

CUSIP No. 232109108	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2022

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants